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                            September 7, 2023

       Shirley Cheng
       Chief Financial Officer
       Network CN Inc.
       Unit 705B, 7th Floor
       New East Ocean Centre
       9 Science Museum Road
       TST, KLN, Hong Kong

                                                        Re: Network CN Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response Dated
August 17, 2023
                                                            File No. 000-30264

       Dear Shirley Cheng:

              We have reviewed your August 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 4, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item I. Business, page 1

   1. We note your response to comment 3 and reissue in part. We note your disclosure that the
                                                        SAIC appears to have
informed you that you "are not required to obtain the Advertising
                                                        Operation Permit" and
that as a result, you "are not required to obtain permit or approval from Chinese governing
authorities to operate, other than [the] business license." As it appears that you have
not relied on an opinion of counsel in coming to the conclusion that you are not required to
obtain any other permits or approvals from Chinese authorities to operate, please revise
your disclosure to explicitly state that you did not rely upon an opinion of counsel.
 Shirley Cheng
Network CN Inc.
September 7, 2023
Page 2
2. We note your response to comment 4 and reissue in part. Please revise the cross-
         references accompanying the summary risk factors related to your operations in Hong
         Kong and China to specifically include the individual title of the relevant risk factor. In this regard, we note that the current cross-references use a general subsection heading versus the actual individual risk factor titles.
       Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any questions.



FirstName LastNameShirley Cheng                                 Sincerely,
Comapany NameNetwork CN Inc.
                                                                Division of
Corporation Finance
September 7, 2023 Page 2                                        Office of Trade
& Services
FirstName LastName